SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. )1

Pitney Bowes Inc.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

724479100

(CUSIP Number)

Kurtis j. wolf HESTIA CAPITAL MANAGEMENT, LLC 175 Brickyard Road, Suite 200 Adams Township, Pennsylvania 16046 (724) 687-7842

SEBASTIAN ALSHEIMER, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 14, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

HESTIA CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,450,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,450,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

HELIOS I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,067,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,067,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,067,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

HESTIA CAPITAL PARTNERS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,517,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,517,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,517,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

HESTIA CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,000,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

Kurtis J. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,000,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 724479100

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $1.00 par value per share (the “Shares”), of Pitney Bowes Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 3001 Summer Street, Stamford, Connecticut, 06926.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Hestia Capital Partners, LP, a Delaware limited partnership (“Hestia Capital”);

(ii)	Helios I, LP, a Delaware limited partnership (“Helios”);

(iii)	Hestia Capital Partners GP, LLC, a Delaware limited liability company (“Hestia Partners GP”), which serves as the general partner of each of Hestia Capital and Helios;

(vi)	Hestia Capital Management, LLC, a Delaware limited liability company (“Hestia LLC”), which serves as the investment manager of each of Hestia Capital, Helios and certain separately managed accounts (the “SMAs”); and

(v)	Kurtis J. Wolf, as the managing member of each of Hestia Partners GP and Hestia LLC.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 175 Brickyard Road, Suite 200, Adams Township, Pennsylvania 16046.

(c)       The principal business of each of Hestia Capital and Helios is investing in securities and engaging in all related activities and transactions. The principal business of Hestia Partners GP is serving as the general partner of each of Hestia Capital and Helios. The principal business of Hestia LLC is serving as the investment manager of each of Hestia Capital, Helios and the SMAs. Mr. Wolf serves as the managing member of each of Hestia Partners GP and Hestia LLC.

(d)       No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Wolf is a citizen of the United States of America.

CUSIP No. 724479100

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares beneficially owned by each of Hestia Capital, Helios and held in the SMAs were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 3,450,000 Shares beneficially owned by Hestia Capital is approximately $15,589,347, including brokerage commission. The aggregate purchase price of the 8,067,000 Shares beneficially owned by Helios is approximately $25,476,387, including brokerage commission. The aggregate purchase price of the 483,000 Shares held in the SMAs is approximately $2,017,220, including brokerage commission.

Item 4. Purpose of Transaction.

The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, constituted an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons believe the Shares are currently undervalued and have privately engaged and continue to engage in discussions with the Issuer’s management and its board of directors (the “Board”) about, among other things, enhancing the Issuer’s capital allocation, improving operational performance, and making changes to the Board’s composition. The Reporting Persons believe that there is an opportunity to significantly improve the Issuer’s share value by taking such, and potentially other, actions.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, other investment opportunities available to the Reporting Persons, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications and information exchanges with the Issuer’s management and Board, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, making recommendations concerning changes to the Issuer’s operations, governance or capitalization, potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, acquiring additional Shares, disposing of some or all of Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 174,004,015 shares outstanding as of October 25, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2022.

A.	Hestia Capital

(a)	As of the close of business on November 18, 2022, Hestia Capital beneficially owned 3,450,000 Shares.

Percentage: 2.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,450,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,450,000

(c)	The transactions in the Shares by Hestia Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP No. 724479100

B.	Helios

(a)	As of the close of business on November 18, 2022, Helios beneficially owned 8,067,000 Shares.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,067,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,067,000

(c)	The transactions in the Shares by Helios during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Hestia Partners GP

(a)	As the general partner of each of Hestia Capital and Helios, Hestia Partners GP may be deemed the beneficial owner of the (i) 3,450,000 Shares beneficially owned by Hestia Capital and the (ii) 8,067,000 Shares beneficially owned by Helios.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 11,517,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,517,000

(c)	Hestia Partners GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Hestia Capital and Helios during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Hestia LLC

(a)	As of the close of business on November 18, 2022, 483,000 Shares were held in SMAs. As the investment manager of each of Hestia Capital and Helios, Hestia LLC may be deemed the beneficial owner of the (i) 3,450,000 Shares beneficially owned by Hestia Capital and (ii) 8,067,000 Shares beneficially owned by Helios.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,000,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,000,000

(c)	Hestia LLC has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Hestia Capital, Helios and through the SMAs during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP No. 724479100

E.	Kurtis J. Wolf

(a)	As the managing member of each of Hestia Partners GP and Hestia LLC, Mr. Wolf may be deemed the beneficial owner of the (i) 3,450,000 Shares beneficially owned by Hestia Capital, (ii) 8,067,000 Shares beneficially owned by Helios and (iii) 275,500 Shares held in SMAs.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,000,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,000,000

(c)	Mr. Wolf has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Hestia Capital, Helios and through the SMAs during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	To the knowledge of any of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 21, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated November 21, 2022.

CUSIP No. 724479100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2022

Hestia Capital Partners, LP

By:	Hestia Capital Management, LLC, its Investment Manager

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Member

Helios I, LP

By:	Hestia Capital Management, LLC, its Investment Manager

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Member

Hestia Capital Partners GP, LLC

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Member

Hestia Capital Management, LLC

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Member

/s/ Kurtis J. Wolf
Kurtis J. Wolf

CUSIP No. 724479100

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased	Price ($)	Date of Purchase

Hestia Capital partners, lp

Purchase of Common Stock	100,000	2.4528	09/22/2022
Purchase of Common Stock	100,000	2.3504	09/29/2022

Hestia Capital Management, LLC

(through the Separately Managed Accounts)

Purchase of Common Stock	14,000	2.4601	09/22/2022
Purchase of Common Stock	14,000	2.3475	09/29/2022

HELIOS I, LP

Purchase of Common Stock	200,000	2.3834	10/03/2022
Purchase of Common Stock	40,000	2.5625	10/04/2022
Purchase of Common Stock	67,314	2.5881	10/05/2022
Purchase of Common Stock	138,887	2.6178	10/06/2022
Purchase of Common Stock	268,770	2.6276	10/07/2022
Purchase of Common Stock	10,000	2.6446	10/10/2022
Purchase of Common Stock	124,841	2.7100	10/11/2022
Purchase of Common Stock	143,115	2.7795	10/12/2022
Purchase of Common Stock	138,756	2.7298	10/13/2022
Purchase of Common Stock	142,245	2.7919	10/14/2022
Purchase of Common Stock	143,560	2.8948	10/17/2022
Purchase of Common Stock	207,558	3.0019	10/18/2022
Purchase of Common Stock	65,861	2.9440	10/19/2022
Purchase of Common Stock	343,235	2.9524	10/20/2022
Purchase of Common Stock	7,731	2.8556	10/21/2022
Purchase of Common Stock	299,666	2.9219	10/24/2022
Purchase of Common Stock	47,395	2.9314	10/25/2022
Purchase of Common Stock	565,155	2.9154	10/26/2022
Purchase of Common Stock	4,000	2.9143	10/27/2022
Purchase of Common Stock	800	3.0140	10/28/2022
Purchase of Common Stock	800,000	3.0956	10/31/2022
Purchase of Common Stock	4,111	3.2287	11/01/2022
Purchase of Common Stock	75,000	3.1877	11/02/2022
Purchase of Common Stock	52,000	3.0209	11/03/2022
Purchase of Common Stock	100,000	3.0943	11/04/2022
Purchase of Common Stock	127,000	3.1891	11/07/2022
Purchase of Common Stock	405,000	3.2043	11/08/2022
Purchase of Common Stock	145,000	3.0860	11/09/2022
Purchase of Common Stock	100,000	3.3500	11/11/2022
Purchase of Common Stock	430,000	3.3602	11/14/2022
Purchase of Common Stock	378,443	3.4897	11/15/2022
Purchase of Common Stock	750,000	3.3407	11/16/2022
Purchase of Common Stock	750,000	3.5143	11/17/2022
Purchase of Common Stock	991,557	3.5652	11/18/2022